[Letterhead of Mack-Cali Realty Corporation]

March 28, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:                  Steven Jacobs

Accounting Branch Chief

Re:	Mack-Cali Realty Corporation Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2005 Filed February 23, 2006 (File No. 1-13274)

Ladies and Gentlemen:

We have received the letter dated March 23, 2006 from Steven Jacobs, Accounting Branch Chief, in which the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) sets forth a comment relating to the Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2005 of Mack-Cali Realty Corporation (the “Company”). Set forth below is the comment reprinted from the letter.

Exhibits 31.1 and 31.2

1.             We note that your certifications include the title of the certifying individual in the “I, [identify the certifying individual], certify that:” line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Response:

The Company confirms that the certifications required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 that were filed as Exhibits 31.1 and 31.2 to the Form 10-K were signed by the certifying officers in a personal capacity. The Company will comply with the Staff’s request to revise its certifications in future filings to exclude the title of the certifying individual from the opening sentence.

In connection with the Company’s response to the Staff’s comment, the Company hereby acknowledges that:

•               the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•               the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the Company’s response to the Staff’s comment, please contact the undersigned at
908-272-8000.

Very truly yours,

/s/ MITCHELL E. HERSH
Mitchell E. Hersh
President and Chief Executive Officer

cc:	Ms. Amanda Sledge
Staff Accountant